Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Lufax, nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement is not for release, publication or distribution into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

To the extent the Lufax Offers referred to in this joint announcement are being made into the U.S., they are being made directly by the Joint Offerors. References in this joint announcement to the Lufax Offers being made by Morgan Stanley on behalf of the Joint Offerors should be construed accordingly.

An Ke Technology Company Limited (Incorporated in Hong Kong with limited liability) China Ping An Insurance Overseas (Holdings) Limited (Incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT

(1) POSSIBLE MANDATORY UNCONDITIONAL CASH

OFFERS (TRIGGERED BY ELECTION OF LUFAX SPECIAL

DIVIDEND) BY MORGAN STANLEY FOR AND ON BEHALF OF THE

JOINT OFFERORS (I) TO ACQUIRE ALL ISSUED LUFAX SHARES

AND LUFAX ADSs AND LUFAX SHARES AND LUFAX ADSs TO BE

ISSUED UNDER THE LUFAX SCRIP DIVIDEND SCHEME,

LUFAX 2014 SHARE INCENTIVE PLAN AND

LUFAX 2019 PERFORMANCE SHARE UNIT PLAN (OTHER THAN

THOSE ALREADY OWNED BY AND TO BE ISSUED UNDER THE

LUFAX SCRIP DIVIDEND SCHEME TO THE OFFEROR GROUP)

AND (II) TO CANCEL ALL OUTSTANDING LUFAX OPTIONS;

AND

(2) LUFAX PSU ARRANGEMENT WITH RESPECT TO ALL

UNVESTED LUFAX PSUS

Financial adviser to the Joint Offerors Morgan Stanley Asia Limited	Financial adviser to Lufax

BACKGROUND

References are made to (i) the Initial Announcement of Lufax; (ii) the monthly update announcements of Lufax dated April 19, 2024, May 17, 2024 and June 17, 2024 in relation to monthly update made pursuant to Rule 3.7 of the Takeovers Code; (iii) the circular of Lufax dated April 23, 2024 and the announcement of Lufax dated May 30, 2024 in relation to (among others) the resolution of declaration of the Lufax Special Dividend proposed at the annual general meeting of Lufax and the relevant poll results; and (iv) the Lufax Scrip Dividend Circular.

Based on the election for scrip dividend under the Lufax Scrip Dividend Scheme, a total of 586,176,878 new Lufax Shares (including Lufax Shares underlying Lufax ADSs) will be allotted and issued as the Lufax Special Dividend. Despatch of definitive certificates for such new Lufax Shares is expected to be on Tuesday, July 30, 2024 and dealing of such new Lufax Shares on the Stock Exchange will commence at 9:00 a.m. on Wednesday, July 31, 2024 (Hong Kong time). Dealing of such new Lufax ADSs on the NYSE is expected to commence on or around Wednesday, August 7, 2024 (New York time).

Among these new Lufax Shares, 305,989,352 new Lufax Shares and 203,890,905 new Lufax Shares will be allotted and issued to An Ke Technology and Ping An Overseas Holdings, respectively. Immediately upon completion of the allotment and issue of such new Lufax Shares (including Lufax Shares underlying Lufax ADSs) as the Lufax Special Dividend under the Lufax Scrip Dividend Scheme, the total number of Lufax Shares controlled by the Lufax Controlling Shareholders will increase from 474,905,000 Lufax Shares (representing approximately 41.40% of the total issued Lufax Shares as of the date of this joint announcement) to 984,785,257 Lufax Shares (representing approximately 56.82% of the enlarged total issued Lufax Shares immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend). Accordingly, Lufax will become an indirect non-wholly-owned subsidiary of Ping An Group and the financial results of Lufax Group will be consolidated into the consolidated financial statements of Ping An Group.

POSSIBLE MANDATORY UNCONDITIONAL CASH OFFERS

As a result of (and subject to and upon the completion of) the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Lufax Scrip Dividend Scheme, the Joint Offerors will be required to make a mandatory general offer for all the Lufax Offer Shares and Lufax ADSs pursuant to Rule 26 of the Takeovers Code and an appropriate offer for all outstanding Lufax Options and Unvested Lufax PSUs in compliance with Rule 13 of the Takeovers Code to cancel all outstanding Lufax Options and Unvested Lufax PSUs. The Lufax Share Offer will be made to the Independent Lufax Shareholders and holders of Lufax ADSs, the Lufax Option Offer will be made to the Lufax Optionholders and the Lufax PSU Arrangement will be made to the Lufax PSU Holders.

Morgan Stanley, as the financial adviser to the Joint Offerors, will for and on behalf of the Joint Offerors, make the Lufax Share Offer pursuant to Rule 26.1 of the Takeovers Code and the Lufax Option Offer pursuant to Rule 13.5 of the Takeovers Code on the following basis:
The Lufax Share Offer
For each Lufax Share…………………………………………………………………	US$1.127 (for illustrative purpose, equivalent to approximately HK$8.803) in cash
For each Lufax ADS………………………………………………………………………	US$2.254 (for illustrative purpose, equivalent to approximately HK$17.606) in cash
The Lufax Option Offer
For cancellation of each outstanding Lufax Option with an exercise price of RMB8.0 (135,092 Lufax Options in total) ………………………………………………………	RMB0.0345 (for illustrative purpose, equivalent to approximately HK$0.0378) in cash

For cancellation of each outstanding Lufax Option with an exercise price of RMB50.0 (2,939,386 Lufax Options in total)………………………………………………………	HK$0.00001 in cash

For cancellation of each outstanding Lufax Option with an exercise price of RMB98.06 (6,248,894 Lufax Options in total) ………………………………………………………	HK$0.00001 in cash

For cancellation of each outstanding Lufax Option with an exercise price of RMB118.0 (2,149,618 Lufax Options in total) ………………………………………………………	HK$0.00001 in cash

The offer prices of Lufax Share Offer of US$1.127 per Lufax Share and US$2.254 per Lufax ADS are equal to the reference prices per Lufax Share and per Lufax ADS, respectively, under the Lufax Scrip Dividend Scheme. For further details, please refer to the Lufax Scrip Dividend Circular.

Pursuant to Rule 13 of the Takeovers Code and Practice Note 6 of the Takeovers Code, the offer price for the outstanding Lufax Options would normally represent the difference between the exercise price of the Lufax Options and the offer price of the Lufax Share Offer. Under the Lufax Option Offer, for outstanding Lufax Options having exercise prices above the offer price of the Lufax Share Offer, such outstanding Lufax Options are out of money and the offer price for cancelling each such outstanding Lufax Option is at a nominal amount of HK$0.00001. Following acceptance of the Lufax Option Offer, the relevant Lufax Options together with all rights attaching thereto will be entirely cancelled and renounced. Outstanding Lufax Options not tendered for acceptance under the Lufax Option Offer can be exercised in accordance with their respective original terms and conditions.

The Lufax PSU Arrangement

As at the date of this joint announcement, there were 1,438,084 Unvested Lufax PSUs, comprising 254,034 Unlocked Lufax PSUs and 1,184,050 Locked Lufax PSUs. The rules of the Lufax 2019 Performance Share Unit Plan did not specify the treatment of the Unvested Lufax PSUs in case of a general offer. Accordingly, in accordance with Rule 13 of the Takeovers Code and Practice Note 6 to the Takeovers Code, the Joint Offerors propose the Unvested Lufax PSUs will be treated as follows:

(a) For cancellation of each Unlocked Lufax PSU …………………………………………	US$1.127 (for illustrative purpose, equivalent to approximately HK$8.803) in cash
(b) For cancellation of each Locked Lufax PSU ………………………………………………	US$1.127 (for illustrative purpose, equivalent to approximately HK$8.803) in cash, subject to the following terms and conditions:

•  Unlocking conditions: The Locked Lufax PSUs shall continue to unlock in accordance with, and subject to, the existing schedule and conditions of grant under the Lufax 2019 Performance Share Unit Plan.

•  Settlement: The cancellation price will be paid to the holders of the Locked Lufax PSUs following the unlocking of the respective Lufax PSUs.

Following acceptance of the Lufax PSU Arrangement, the relevant Lufax PSUs together with all rights attaching thereto will be entirely cancelled and renounced. For holders of Unvested Lufax PSUs (including Unlocked Lufax PSUs and Locked Lufax PSUs) who do not accept the arrangement as set out in above on or before the Closing Date, such Unvested Lufax PSUs will be unlocked (if any) and vested in accordance with their respective original terms and conditions under the Lufax 2019 Performance Share Unit Plan.

Financial Resources Available to the Joint Offerors

The Joint Offerors intend to finance and satisfy the amount payable under the Lufax Offers by cash through internal cash resources of An Ke Technology and Ping An Overseas Holdings. Morgan Stanley, being the financial adviser to the Joint Offerors in respect of the Lufax Offers, is satisfied that sufficient financial resources are available to the Joint Offerors to satisfy the maximum cash consideration payable by the Joint Offerors upon full acceptance of the Lufax Offers.

Pre-conditions to the Lufax Offers

The making of the Lufax Offers will be subject to (i) approval for the listing of, and permission to deal in, the new Lufax Shares to be issued as Lufax Special Dividend having been granted by the Listing Committee; and (ii) reporting in relation to overseas investment project with the NDRC having been completed if the amount of funds for overseas investment project reporting set by the NDRC is triggered by the Lufax Offers.

As to pre-condition (i), as at the date of this joint announcement, Lufax has made an application to the Listing Committee in relation to the approval for the listing of, and permission to deal in, the new Lufax Shares to be issued as Lufax Special Dividend. As to pre-condition (ii), Ping An Group plans to submit the report using the value of the Lufax Offers (see below section headed “Value of the Lufax Offers”) shortly after this joint announcement is published.

WARNING: The making of the Lufax Offers is subject to the satisfaction of the pre-conditions. Neither Ping An Group nor Lufax provides any assurance that any or all pre-conditions can be satisfied, and thus the Lufax Offers are a possibility only and may or may not be made. Lufax Shareholders, holders of Lufax ADSs, Lufax PSU Holders, Lufax Optionholders and potential investors of Lufax should therefore exercise caution when dealing in the securities of Lufax.

INTENTION OF OFFEROR GROUP IN RELATION TO THE LUFAX GROUP

Following the close of the Lufax Offers, the Offeror Group intends that the Lufax Group will continue the principal business of the Lufax Group. The Offeror Group has no intention to redeploy any fixed assets of the Lufax Group (other than in the ordinary and usual course of business of the Lufax Group) or to discontinue the employment of the employees of the Lufax Group.

The Offeror Group has no intention to, and believes there is no reasonable likelihood to, privatize Lufax and intends to maintain the listing of the Lufax Shares on the Stock Exchange and Lufax ADSs on the NYSE. The Offeror Group does not intend to avail themselves of any powers of compulsory acquisition of any Lufax Share outstanding after the close of the Lufax Offers.

The Offeror Group will, together with Lufax, use reasonable endeavors to maintain the listing status of the Lufax Shares on the Stock Exchange and Lufax ADSs on the NYSE and procure that not less than 25% of the enlarged total issued Lufax Shares (including Lufax Shares underlying Lufax ADSs) immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend will be held by the public in compliance with the Listing Rules. The directors of Lufax will jointly and severally undertake to the Stock Exchange to take appropriate steps following the close of the Lufax Offers to ensure that such number of Lufax Shares as may be required by the Stock Exchange are held by the public within the prescribed time frame.

IMPLICATIONS UNDER LISTING RULES AND U.S. SECURITIES LAWS

As the applicable percentage ratios for the Lufax Offers in aggregate are less than 5%, the Lufax Offers will not constitute notifiable transactions for Ping An Group in accordance with Chapter 14 of the Listing Rules.

Additionally, the Lufax Offers will not constitute a going-private transaction subject to Rule 13e-3 under U.S. securities laws.

LUFAX INDEPENDENT BOARD COMMITTEE

The Lufax Independent Board Committee, comprising all independent non-executive directors of Lufax, has been established, for the purpose of advising (i) the Independent Lufax Shareholders and holders of Lufax ADSs as to whether the Lufax Share Offer is fair and reasonable and as to their acceptances; (ii) the Lufax Optionholders as to whether the Lufax Option Offer is fair and reasonable and as to their acceptances; and (iii) the Lufax PSU Holders as to whether the Lufax PSU Arrangement is fair and reasonable and as to their acceptances, pursuant to Rule 2.1 of the Takeovers Code. Mr. Yonglin XIE, a non-executive director of Lufax, is also an executive director, the president and co-CEO of Ping An Group; Ms. Xin FU, a non-executive director of Lufax, is also the senior vice president of Ping An Group; and Mr. Yuqiang HUANG, a non-executive director of Lufax, is the person-in-charge of auditing of Ping An Group, and are therefore considered being not independent to be members of the Lufax Independent Board Committee and have declared their respective interest to the board of directors of Lufax accordingly.

DESPATCH OF COMPOSITE DOCUMENT

It is the intention of the Offeror Group and the board of directors of Lufax that the offer document from the Offeror Group and the offeree board circular from Lufax be combined into a Composite Document.

Pursuant to Rule 8.2 of the Takeovers Code, the Composite Document (accompanied by the form of acceptance and transfer), containing, among other things, (i) details of the Lufax Offers (including the expected timetable and terms of the Lufax Offers); (ii) a letter of recommendation from the Lufax Independent Board Committee to the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders in relation to the Lufax Offers; and (iii) a letter of advice from the independent financial adviser of Lufax to the Lufax Independent Board Committee, the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders in relation to the Lufax Offers, shall be despatched to the Lufax Shareholders, the Lufax Optionholders and the Lufax PSU Holders within 21 days of the date of this joint announcement or such later date as may be permitted by the Takeovers Code and agreed by the Executive.

As the making of the Lufax Offers is conditional on the pre-conditions being satisfied, an application may be made by the Offeror Group to seek for the Executive’s consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the Composite Document to a date falling within seven (7) days of the fulfilment of the pre-conditions or such other date as the Executive may approve. Further announcement will be made by the Offeror Group and Lufax in this regard as and when appropriate.

Lufax Shareholders, holders of Lufax ADSs, Lufax Optionholders, Lufax PSU Holders and potential investors of Lufax are encouraged to read the Composite Document carefully, including the letter from the Lufax Independent Board Committee and the letter from the independent financial adviser of Lufax, and consider their recommendations and advice in connection with the Lufax Offers.

WARNINGS

The directors of Lufax make no recommendation as to the fairness or reasonableness of the Lufax Offers or as to the acceptance of the Lufax Offers in this joint announcement, and strongly recommend the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders not to form a view on the Lufax Offers unless and until they have received and read the Composite Document, including the recommendation of the Lufax Independent Board Committee and the advice from the independent financial adviser of Lufax to the Lufax Independent Board Committee.

Lufax Shareholders, holders of Lufax ADSs, Lufax PSU Holders, Lufax Optionholders and potential investors of Lufax should exercise caution when dealing in the securities of Lufax and if they are in any doubt about their position, they should consult their professional adviser(s).

BACKGROUND

References are made to (i) the Initial Announcement of Lufax; (ii) the monthly update announcements of Lufax dated April 19, 2024, May 17, 2024 and June 17, 2024 in relation to monthly update made pursuant to Rule 3.7 of the Takeovers Code; (iii) the circular of Lufax dated April 23, 2024 and the announcement of Lufax dated May 30, 2024 in relation to (among others) the resolution of declaration of the Lufax Special Dividend proposed at the annual general meeting of Lufax and the relevant poll results; and (iv) the Lufax Scrip Dividend Circular.

Based on the election for scrip dividend under the Lufax Scrip Dividend Scheme, a total of 586,176,878 new Lufax Shares (including Lufax Shares underlying Lufax ADSs) will be allotted and issued as the Lufax Special Dividend. Despatch of definitive certificates for such new Lufax Shares is expected to be on Tuesday, July 30, 2024 and dealing of such new Lufax Shares on the Stock Exchange will commence at 9:00 a.m. on Wednesday, July 31, 2024 (Hong Kong time). Dealing of such new Lufax ADSs on the NYSE is expected to commence on or around Wednesday, August 7, 2024 (New York time).

Among these new Lufax Shares, 305,989,352 new Lufax Shares and 203,890,905 new Lufax Shares will be allotted and issued to An Ke Technology and Ping An Overseas Holdings, respectively. Immediately upon completion of the allotment and issue of such new Lufax Shares (including Lufax Shares underlying Lufax ADSs) as the Lufax Special Dividend under the Lufax Scrip Dividend Scheme, the total number of Lufax Shares controlled by the Lufax Controlling Shareholders will increase from 474,905,000 Lufax Shares (representing approximately 41.40% of the total issued Lufax Shares as of the date of this joint announcement) to 984,785,257 Lufax Shares (representing approximately 56.82% of the enlarged total issued Lufax Shares immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend). Accordingly, Lufax will become an indirect non-wholly-owned subsidiary of Ping An Group and the financial results of Lufax Group will be consolidated into the consolidated financial statements of Ping An Group.

Set out below is the shareholding structure of Lufax immediately before and after the completion of allotment and issue of the new Lufax Shares (including Lufax Shares underlying Lufax ADSs) as the Lufax Special Dividend:

Lufax Shareholders	No. of Lufax Shares held as at the date of this joint announcement	Percentage of shareholding of the total issued Lufax Shares as at the date of this joint announcement (%) (Note 6)	No. of Lufax Shares held immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend	Percentage of shareholding of the enlarged total issued Lufax Shares immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend (%) (Note 7)
The Joint Offerors
- An Ke Technology (Note 1&2)	285,000,000	24.85	590,989,352	34.10
- Ping An Overseas Holdings (Note 1)	189,905,000	16.56	393,795,905	22.72

Sub-total of the Joint Offerors:	474,905,000 (Note 1)	41.40	984,785,257	56.82

Directors of the Joint Offerors
- Mr. Huang Philip (Note 2)	14,250	0.00	14,250	0.00
- Ms. Zhang Zhichun (Note 2)	6,222	0.00	6,222	0.00

Directors of Lufax
- Mr. Gregory Dean GIBB	31,083	0.00	31,083	0.00

Tun Kung Company Limited (Notes 3 & 4)	308,198,174	26.87	308,198,174	17.78
Other shareholders	363,955,148	31.73	440,251,769	25.40

Total	1,147,109,877	100.00	1,733,286,755	100.00

Notes:

1. An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Group. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Group. As such, under the SFO, as at the date of this joint announcement, Ping An Financial Technology is deemed to be interested in the 285,000,000 Lufax Shares held by An Ke Technology, and Ping An Group is deemed to be interested in the 285,000,000 Lufax Shares held by An Ke Technology and 189,905,000 Lufax Shares held by Ping An Overseas Holdings.

2. Mr. Huang Philip, a director of An Ke Technology, beneficially owned 14,250 Lufax Shares (represented by 7,125 Lufax ADSs). Ms. Zhang Zhichun, a director of Ping An Overseas Holdings, beneficially owned 6,222 Lufax Shares (represented by 3,111 Lufax ADSs).

3. Each of Lanbang Investment Company Limited (“Lanbang”) and Tongjun Investment Company Limited (“Tongjun”) holds 52.8% and 47.2% of the issued and outstanding share capital of Tun Kung Company Limited (“Tun Kung”), respectively; According to the relevant forms of disclosure of interests, (i) Lanbang is directly held by Mr. Jingkui SHI and Mr. Xuelian YANG as to 50% and 50%; and (ii) Tongjun is directly held by Mr. Wenwei DOU and Ms. Wenjun WANG as to 50% and 50%. Mr. Wenwei DOU and Ms. Wenjun WANG acts as nominee shareholders to hold the shares of Tongjun on behalf of the beneficiaries, who are senior employees of Ping An Group and its subsidiaries or associates.

Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to An Ke Technology to purchase up to 100% of his shares in Lanbang (“Lanbang Offshore Call Options”). Each shareholder of Lanbang Investment Company Limited is entitled to his voting and other rights in Lanbang Investment Company Limited prior to An Ke Technology’s exercise of the Lanbang Offshore Call Options. Lanbang has also granted an option to An Ke Technology to purchase up to 100% of its shares in Tun Kung (“Tun Kung Offshore Call Options”, together with Lanbang Offshore Call Options, the “Offshore Call Options”). Lanbang is entitled to its voting and other rights in Tun Kung prior to An Ke Technology’s exercise of the Tun Kung Offshore Call Options. Mr. Jingkui SHI and Mr. Xuelian YANG also hold the entire equity interest in Shanghai Lanbang Investment Limited Liability Company (“Shanghai Lanbang”), which holds 18.29% of the equity interest in two of the Consolidated Affiliated Entities, Shanghai Xiongguo Corporation Management Co., Ltd. (上海雄國企業管理有限公司) and Shenzhen Lufax Holding Enterprise Management Co., Ltd. (深圳市陸控企業管理有限公司). Each of Mr. Jingkui SHI and Mr. Xuelian YANG has granted an option to Ping An Financial Technology to purchase up to 100% of his equity interest in Shanghai Lanbang (the “Onshore Call Options”), and together with the Offshore Call Options, the “Call Options”). As far as Tun Kung is aware, save for the Call Options, each of Mr. Jingkui SHI and Mr. Xuelian YANG has no other relationship with the Offeror Group as of the date of this joint announcement and there is no acting-in-concert arrangement between Tun Kung (including its shareholders) and the Offeror Group, nor does Tun Kung holds the Lufax Shares on behalf of the Offeror Group. The Call Options are exercisable concurrently, in whole or in part, during the period commencing on November 1, 2024 and ending on October 31, 2034. Such ten-year period may be extended by An Ke Technology or Ping An Financial Technology, as applicable, by written notice.

For details of the Call Options, see note (2) to the subsection headed “History and Corporate Structure – Our Corporate Structure” in the listing document of Lufax dated April 11, 2023.

4. Tun Kung beneficially owned 308,198,174 Lufax Shares, consisting of (i) 246,550,714 Lufax Shares held of record by Tun Kung; (ii) 32,994,744 Lufax Shares (represented by 16,497,372 Lufax ADSs) recorded in and represented by the collateral accounts and the custodial accounts held in the name of Tun Kung with Goldman Sachs International pursuant to certain covered call arrangements by and among Tun Kung, Goldman Sachs International and Goldman Sachs (Asia) L.L.C. between June and September 2023; and (iii) 28,652,716 Lufax Shares are held through Central Clearing and Settlement System (CCASS) established and operated by Hong Kong Securities Clearing Company Limited (HKSCC).

5. Morgan Stanley is the financial adviser to the Joint Offerors in connection with the Lufax Offers. Accordingly, Morgan Stanley and the relevant members of the Morgan Stanley group which hold Lufax Shares on an own account basis or manage Lufax Shares on a discretionary basis are presumed to be acting in concert with the Joint Offerors in relation to Lufax in accordance with class (5) of the definition of “acting in concert” under the Takeovers Code (except in respect of the Lufax Shares held by members of the Morgan Stanley group which are exempt principal traders or exempt fund managers, in each case recognized by the Executive as such for the purposes of the Takeovers Code). Members of the Morgan Stanley group which are exempt principal traders and exempt fund managers which are connected for the sole reason that they control, are controlled by or are under the same control as Morgan Stanley are not presumed to be acting in concert with the Joint Offerors.

Details of holdings, borrowings or lendings of, and dealings in, the Lufax Shares or any other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Lufax held by or entered into by other members of the Morgan Stanley group (except in respect of Lufax Shares held by exempt principal traders or exempt fund managers or Lufax Shares held on behalf of non-discretionary investment clients of other parts of the Morgan Stanley group), if any, will be obtained as soon as possible after the date of this joint announcement in accordance with Note 1 to Rule 3.5 of the Takeovers Code. A further announcement will be made by the Offeror Group and Lufax if the holdings, borrowings, lendings, or dealings of the other members of the Morgan Stanley group are significant and in any event, such information will be disclosed in the Composite Document. The statements in this joint announcement as to holdings, borrowings or lendings of, or dealings in, the Lufax Shares or any other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) of Lufax by the Offeror Group and parties acting in concert with them are subject to the holdings, borrowings, lendings, or dealings (if any) of relevant members of the Morgan Stanley group presumed to be acting in concert with the Joint Offerors.

6. The calculation is based on the total number of 1,147,109,877 Lufax Shares issued and outstanding as of the date of this joint announcement (excluding the treasury shares held by Lufax, which comprised the Lufax Shares underlying Lufax ADSs repurchased by Lufax pursuant to the share repurchase programs and Lufax Shares issued to the Lufax Depositary for bulk issuance of Lufax ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans of Lufax).

7. The calculation is based on the total number of 1,147,109,877 Lufax Shares issued and outstanding as of the date of this joint announcement, plus 586,176,878 Lufax Shares to be allotted and issued as the Lufax Special Dividend (excluding the treasury shares held by Lufax, which comprised the Lufax Shares underlying Lufax ADSs repurchased by Lufax pursuant to the share repurchase programs and Lufax Shares issued to the Lufax Depositary for bulk issuance of Lufax ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the share incentive plans of Lufax) and on the assumption that there will be no other change in the share capital of Lufax from the date of this joint announcement up to immediately before the allotment and issue of the new Lufax Shares as the Lufax Special Dividend .

POSSIBLE MANDATORY UNCONDITIONAL CASH OFFERS

As a result of (and subject to and upon the completion of) the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Lufax Scrip Dividend Scheme, the Joint Offerors will be required to make a mandatory general offer for all the Lufax Offer Shares and Lufax ADSs pursuant to Rule 26 of the Takeovers Code and an appropriate offer for all outstanding Lufax Options and Unvested Lufax PSUs in compliance with Rule 13 of the Takeovers Code to cancel all outstanding Lufax Options and Unvested Lufax PSUs. The Lufax Share Offer will be made to the Independent Lufax Shareholders and holders of Lufax ADSs, the Lufax Option Offer will be made to the Lufax Optionholders and the Lufax PSU Arrangement will be made to the Lufax PSU Holders.

Morgan Stanley, as the financial adviser to the Joint Offerors, will for and on behalf of the Joint Offerors, make the Lufax Share Offer pursuant to Rule 26.1 of the Takeovers Code and the Lufax Option Offer pursuant to Rule 13.5 of the Takeovers Code on the following basis:

The Lufax Share Offer

For each Lufax Share………………………………………………	US$1.127 (for illustrative purpose, equivalent to approximately HK$8.803) in cash

For each Lufax ADS………………………………………………	US$2.254 (for illustrative purpose, equivalent to approximately HK$17.606) in cash

The Lufax Option Offer

For cancellation of each outstanding Lufax Option with an exercise price of RMB8.0 (135,092 Lufax Options in total)……………………………	RMB0.0345 (for illustrative purpose, equivalent to approximately HK$0.0378) in cash

For cancellation of each outstanding Lufax Option with an exercise price of RMB50.0 (2,939,386 Lufax Options in total) ……………………………	HK$0.00001 in cash

For cancellation of each outstanding Lufax Option with an exercise price of RMB98.06 (6,248,894 Lufax Options in total) ……………………………	HK$0.00001 in cash

For cancellation of each outstanding Lufax Option with an exercise price of RMB118.0 (2,149,618 Lufax Options in total) …………………………	HK$0.00001 in cash

The offer prices of the Lufax Share Offer of US$1.127 per Lufax Share and US$2.254 per Lufax ADS are equal to the reference prices per Lufax Share and per Lufax ADS, respectively, under the Lufax Scrip Dividend Scheme. For further details, please refer to the Lufax Scrip Dividend Circular.

Pursuant to Rule 13 of the Takeovers Code and Practice Note 6 of the Takeovers Code, the offer price for the outstanding Lufax Options would normally represent the difference between the exercise price of the Lufax Options and the offer price of the Lufax Share Offer. Under the Lufax Option Offer, for outstanding Lufax Options having exercise prices above the offer price of the Lufax Share Offer, such outstanding Lufax Options are out of money and the offer price for cancelling each such outstanding Lufax Option is at a nominal amount of HK$0.00001. Following acceptance of the Lufax Option Offer, the relevant Lufax Options together with all rights attaching thereto will be entirely cancelled and renounced. Outstanding Lufax Options not tendered for acceptance under the Lufax Option Offer can be exercised in accordance with their respective original terms and conditions.

The Lufax PSU Arrangement

As at the date of this joint announcement, there were 1,438,084 Unvested Lufax PSUs, comprising 254,034 Unlocked Lufax PSUs and 1,184,050 Locked Lufax PSUs. The rules of the Lufax 2019 Performance Share Unit Plan did not specify the treatment of the Unvested Lufax PSUs in case of a general offer. Accordingly, in accordance with Rule 13 of the Takeovers Code and Practice Note 6 to the Takeovers Code, the Joint Offerors propose the Unvested Lufax PSUs will be treated as follows:

(a) For cancellation of each Unlocked Lufax PSU …………………………………………	US$1.127 (for illustrative purpose, equivalent to approximately HK$8.803) in cash

(b) For cancellation of each Locked Lufax PSU …………………………………………	US$1.127 (for illustrative purpose, equivalent to approximately HK$8.803) in cash, subject to the following terms and conditions:

•	Unlocking conditions: The Locked Lufax PSUs shall continue to unlock in accordance with, and subject to, the existing schedule and conditions of grant under the Lufax 2019 Performance Share Unit Plan.

•	Settlement: The cancellation price will be paid to the holders of the Locked Lufax PSUs following the unlocking of the respective Lufax PSUs.

Following acceptance of the Lufax PSU Arrangement, the relevant Lufax PSUs together with all rights attaching thereto will be entirely cancelled and renounced. For holders of Unvested Lufax PSUs (including Unlocked Lufax PSUs and Locked Lufax PSUs) who do not accept the arrangement as set out in above on or before the Closing Date, such Unvested Lufax PSUs will be unlocked (if any) and vested in accordance with their respective original terms and conditions under the Lufax 2019 Performance Share Unit Plan.

Securities of Lufax

As at the date of this joint announcement, the outstanding principal amounts of the Ping An Convertible Promissory Notes amounted to US$976.9 million, comprising US$507.988 million for the convertible promissory note issued to Ping An Overseas Holdings and US$468.912 million for the convertible promissory note issued to An Ke Technology. According to the terms and conditions of the Ping An Convertible Promissory Notes, the conversion period of the Ping An Convertible Promissory Notes will commence on April 30, 2026.

As at the date of this joint announcement, save that the Lufax Special Dividend will be paid to holders of Lufax Shares on July 30, 2024 and to holders of Lufax ADSs on August 6, 2024, Lufax has no other outstanding dividend or other distributions which remains unpaid. Lufax has no intention in declaring any dividend or making other distributions during the offer period (as defined under the Takeovers Code).

As at the date of this joint announcement, save for the 11,472,990 outstanding Lufax Options, 1,438,084 Unvested Lufax PSUs and the Ping An Convertible Promissory Notes, Lufax does not have any outstanding options, derivatives, warrants or other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) which are convertible or exchangeable into Lufax Shares or which confer rights to require the issue of Lufax Shares and has not entered into any agreement for the issue of such options, derivatives, warrants or securities which are convertible or exchangeable into Lufax Shares or which confer rights to require the issue of Lufax Shares.

Offer Price of the Lufax Share Offer

The offer price of the Lufax Share Offer of US$1.127 (equivalent to approximately HK$8.803) per Lufax Share represents:

(i)	a discount of approximately 40.92% over the closing price of HK$14.9 per Lufax Share as quoted on the Stock Exchange on the business day before the date of the Initial Announcement;

(ii)	a discount of approximately 28.43% over the closing price of HK$12.3 per Lufax Share as quoted on the Stock Exchange on the date of this joint announcement;

(iii)

a discount of approximately 11.97% over the average closing price of HK$10.0 per Lufax Share as quoted on the Stock Exchange for the five (5) consecutive trading days up to and including the date of this joint announcement;

(iv)

a discount of approximately 6.93% over the average closing price of HK$9.5 per Lufax Share as quoted on the Stock Exchange for the ten (10) consecutive trading days up to and including the date of this joint announcement;

(v)

a discount of approximately 84.89% to the net asset value per Lufax Share of approximately HK$58.25 as at December 31, 2023, calculated based on the Lufax Group’s audited consolidated total equity attributable to the owners of Lufax as at December 31, 2023 of RMB92,142 million (equivalent to approximately HK$100,959 million), divided by 1,733,286,755, being the number of the enlarged total issued Lufax Shares immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend; and

(vi)

a discount of approximately 84.74% to the net asset value per Lufax Share of approximately HK$57.68 as at March 31, 2024, calculated based on the Lufax Group’s unaudited consolidated total equity attributable to the owners of Lufax as at March 31, 2024 of RMB91,243 million (equivalent to approximately HK$99,974 million), divided by 1,733,286,755, being the number of the enlarged total issued Lufax Shares immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend.

Highest and Lowest Prices of Lufax Shares

During the six-month period immediately preceding March 21, 2024 (being the date of commencement of the offer period (as defined under the Takeovers Code) in respect of the Lufax Offers) and up to and including the date of this joint announcement, the highest closing price of the Lufax Shares as quoted on the Stock Exchange was HK$19.26 on May 8, 2024 and the lowest closing price of the Lufax Shares as quoted on the Stock Exchange was HK$8.04 on June 5, 2024.

Value of the Lufax Offers

Assuming save for the new Lufax Shares to be allotted and issued as Lufax Special Dividend, there will be no other changes in the share capital of Lufax from the date of this joint announcement up to the Closing Date, and on the basis of the offer price of the Lufax Share Offer of US$1.127 per Lufax Share and 1,733,286,755 Lufax Shares immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend, the enlarged total issued share capital of Lufax would be valued at approximately US$1,953 million.

On the basis of 748,501,498 Lufax Shares (representing all issued Lufax Shares and Lufax Shares to be issued under the Lufax Scrip Dividend Scheme other than those already owned by and to be issued under the Lufax Scrip Dividend Scheme to the Offeror Group), in the event that (i) no outstanding Lufax Options and Unvested Lufax PSUs will be exercised; (ii) save for the new Lufax Shares to be allotted and issued as a result of the Lufax Special Dividend, there will be no other changes in the share capital of Lufax from the date of this joint announcement up to the Closing Date; and (iii) the Lufax Offers will be accepted in full, the aggregate cash consideration payable by the Joint Offerors is approximately US$845,182,577:

a.	the value of the Lufax Share Offer will be approximately US$843,561,188;

b.	the value of the Lufax Option Offer will be approximately US$668; and

c.	the value of the Lufax PSU Arrangement will be approximately US$1,620,721.

On the basis of 748,501,498 Lufax Shares (representing all issued Lufax Shares and Lufax Shares to be issued under the Lufax Scrip Dividend Scheme other than those already owned by and to be issued under the Lufax Scrip Dividend Scheme to the Offeror Group), in the event that (i) all 11,472,990 outstanding Lufax Options are exercised in full; (ii) save for the new Lufax Shares to be allotted and issued as a result of the Lufax Special Dividend, there will be no other changes in the share capital of Lufax from the date of this joint announcement up to the Closing Date; and (iii) the Lufax Share Offer and the Lufax PSU Arrangement will be accepted in full, the aggregate cash consideration payable by the Joint Offerors is approximately US$858,111,969:

a.	the value of the Lufax Share Offer will be approximately US$856,491,248;

b.	no amount will be payable by the Joint Offerors under the Lufax Option Offer; and

c.	the value of the Lufax PSU Arrangement will be approximately US$1,620,721.

Accordingly, the potential maximum aggregate cash consideration payable by the Joint Offerors is approximately US$858,111,969.

Allocation Proportion between the Joint Offerors

The Joint Offerors expect to allocate the Lufax Shares and Lufax ADSs tendered for acceptance by the Independent Lufax Shareholders between An Ke Technology and Ping An Overseas Holdings in the proportion of 5:4, without involving any fraction of a Lufax Share, with the finalized allocation proportion and sequence to be determined among and will be further disclosed in the Composite Document. The Joint Offerors’ payment obligations in respect of the Lufax Option Offer and the Unlocked Lufax PSUs under the Lufax PSU Arrangement will be in the same proportion under the Lufax Share Offer. The Joint Offerors’ payment obligations in respect of the Locked Lufax PSUs under the Lufax PSU Arrangement will be settled by Ping An Overseas Holdings.

Financial Resources Available to the Joint Offerors

The Joint Offerors intend to finance and satisfy the amount payable under the Lufax Offers by cash through internal cash resources of An Ke Technology and Ping An Overseas Holdings. Morgan Stanley, being the financial adviser to the Joint Offerors in respect of the Lufax Offers, is satisfied that sufficient financial resources are available to the Joint Offerors to satisfy the maximum cash consideration payable by the Joint Offerors upon full acceptance of the Lufax Offers.

Effect of Accepting the Lufax Offers

By accepting the Lufax Share Offer, the relevant Lufax Shareholder and holders of Lufax ADSs will be deemed to warrant that all Lufax Shares and Lufax ADSs to be sold by such person under the Lufax Share Offer are fully paid and free from all Encumbrances and together with all rights and benefits attaching thereto as at the date of the Composite Document or subsequently becoming attached to them, including but not limited to the right to receive all dividends, distributions and any return of capital, if any , which may be paid, made or declared or agreed to be made or paid thereon or in respect thereof on or after the date on which the Lufax Share Offer is made, being the date of despatch of the Composite Document.

By accepting the Lufax Option Offer, the relevant Lufax Optionholder will be deemed to agree to the cancellation of the Lufax Options to be tendered by such person under the Lufax Option Offer and all rights attached thereto with effect from the date on which the Lufax Option Offer is made, being the date of despatch of the Composite Document.

By accepting the Lufax PSU Arrangement, the relevant Lufax PSU Holder will be deemed to agree to the cancellation of the Lufax PSUs to be tendered by such person under the Lufax PSU Arrangement and all rights attached thereto with effect from the date on which the Lufax PSU Arrangement is made, being the date of despatch of the Composite Document.

Acceptance of the Lufax Offers will be irrevocable and will not be capable of being withdrawn, except as permitted under the Takeovers Code.

Pre-conditions to the Lufax Offers

The making of the Lufax Offers will be subject to (i) approval for the listing of, and permission to deal in, the new Lufax Shares to be issued as Lufax Special Dividend having been granted by the Listing Committee; and (ii) reporting in relation to overseas investment project with the NDRC having been completed if the amount of funds for overseas investment project reporting set by the NDRC is triggered by the Lufax Offers.

As to pre-condition (i), as at the date of this joint announcement, Lufax has made an application to the Listing Committee in relation to the approval for the listing of, and permission to deal in, the new Lufax Shares to be issued as Lufax Special Dividend. As to pre-condition (ii), Ping An Group plans to submit the report using the value of the Lufax Offers (see above section headed “Value of the Lufax Offers”) shortly after this joint announcement is published.

WARNING: The making of the Lufax Offers is subject to the satisfaction of the pre-conditions. Neither Ping An Group nor Lufax provides any assurance that any or all pre-conditions can be satisfied, and thus the Lufax Offers are a possibility only and may or may not be made. Lufax Shareholders, holders of Lufax ADSs, Lufax PSU Holders, Lufax Optionholders and potential investors of Lufax should therefore exercise caution when dealing in the securities of Lufax.

INFORMATION ON PING AN GROUP AND THE JOINT OFFERORS

Ping An Group

Ping An Group is a company established as a joint stock company under the laws of PRC on March 21, 1988. The business of Ping An Group and its subsidiaries covers insurance, banking, investment, finance technology, medical technology and other sectors. It is listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)) and is one of the Lufax Controlling Shareholders.

An Ke Technology

An Ke Technology is an investment holding company incorporated in Hong Kong with limited liability and is directly wholly-owned by Ping An Financial Technology. It is one of the Lufax Controlling Shareholders.

Ping An Overseas Holdings

Ping An Overseas Holdings is an investment holding company incorporated in Hong Kong with limited liability and is directly wholly-owned by Ping An Group. It is one of the Lufax Controlling Shareholders.

ARRANGEMENTS AND DEALING IN SECURITIES OF LUFAX

Save for the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Lufax Scrip Dividend Scheme, the Offeror Group, Tun Kung and their respective parties acting in concert have not dealt in the Lufax Shares, convertible securities, warrants, options or derivatives of Lufax during the six-month period immediately prior to and up to and including the date of this joint announcement.

The Offeror Group confirms that as at the date of this joint announcement:

(a)

save as disclosed in the section headed “Background”, the Offeror Group, Tun Kung and their respective parties acting in concert did not own or have control or direction over any voting rights in Lufax or rights over the Lufax Shares, convertible securities, warrants, options or derivatives of Lufax;

(b)

save for the Ping An Convertible Promissory Notes and as disclosed in the section headed “Background”, neither the Offeror Group, Tun Kung nor their respective parties acting in concert held any convertible securities, warrants or options in respect of the Lufax Shares;

(c)	neither the Offeror Group, Tun Kung nor their respective parties acting in concert had entered into any outstanding derivative in respect of securities in Lufax;

(d)

there is no arrangement (whether by way of option, indemnity or otherwise) of any kind referred to in Note 8 to Rule 22 of the Takeovers Code in relation to the shares of the Offeror Group or the Lufax Shares between the Offeror Group, Tun Kung or their respective parties acting in concert and any other person which might be material to the Lufax Offers;

(e)

no agreement or arrangement existed between (1) the Offeror Group, Tun Kung or their respective parties acting in concert; and (2) any person which relate to the circumstances in which the Offeror Group may or may not invoke or seek to invoke a pre-condition or a condition to its offer and the consequences of its doing so;

(f)	neither the Offeror Group, Tun Kung nor their respective parties acting in concert had borrowed or lent any relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) in Lufax; and

(g)	there is no understanding, arrangement or agreement or special deal between: (1) any shareholder of Lufax; and (2) the Offeror Group, Tun Kung and their respective parties acting in concert.

The directors of Lufax confirm that, as at the date of this joint announcement, save for the Lufax Special Dividend, the Ping An Convertible Promissory Notes and as disclosed in the section headed “Background”, there was no understanding, arrangement or agreement or special deal between: (1) any Lufax Shareholder; and (2) Lufax, its subsidiaries or associated companies (as defined under the Takeovers Code).

INTENTION OF OFFEROR GROUP IN RELATION TO THE LUFAX GROUP

Following the close of the Lufax Offers, the Offeror Group intends that the Lufax Group will continue the principal business of the Lufax Group. The Offeror Group has no intention to redeploy any fixed assets of the Lufax Group (other than in the ordinary and usual course of business of the Lufax Group) or to discontinue the employment of the employees of the Lufax Group.

The Offeror Group has no intention to, and believes there is no reasonable likelihood to, privatize Lufax and intends to maintain the listing of the Lufax Shares on the Stock Exchange and Lufax ADSs on the NYSE. The Offeror Group does not intend to avail themselves of any powers of compulsory acquisition of any Lufax Share outstanding after the close of the Lufax Offers.

The Offeror Group will, together with Lufax, use reasonable endeavors to maintain the listing status of the Lufax Shares on the Stock Exchange and Lufax ADSs on the NYSE and procure that not less than 25% of the enlarged total issued Lufax Shares (including Lufax Shares underlying Lufax ADSs) immediately after the allotment and issue of the new Lufax Shares as the Lufax Special Dividend will be held by the public in compliance with the Listing Rules. The directors of Lufax will jointly and severally undertake to the Stock Exchange to take appropriate steps following the close of the Lufax Offers to ensure that such number of Lufax Shares as may be required by the Stock Exchange are held by the public within the prescribed time frame.

INFORMATION OF LUFAX

Lufax was incorporated in the Cayman Islands with limited liability and is listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623). Lufax Group are a leading financial services enabler for SBOs in China and offer financing products designed principally to address the needs of SBOs.

Set out below is a summary of the unaudited consolidated financial results of the Lufax Group for the three months ended March 31, 2024, as extracted from Lufax’s quarterly results for the three months ended March 31, 2024 and the audited consolidated financial information of the Lufax Group for each of the financial year ended December 31, 2023 and December 31, 2022, as extracted from Lufax’s annual report for the year ended December 31, 2023:

	For the three months ended March 31, 2024 (Note) RMB’000	For the year ended December 31, 2023 RMB’000	For the year ended December 31, 2022 RMB’000
Net profit/(loss) before taxation	447,263	1,645,112	13,013,271
Net profit/(loss) after taxation	(829,961)	1,034,486	8,775,039

Note: Reference is made to the announcement of Lufax dated April 23, 2024 in relation to the unaudited condensed consolidated results of Lufax Group for the three months ended March 31, 2024 (“2024Q1”). Pursuant to Rule 10 of the Takeovers Code, the Lufax Group’s unaudited net profit/ (loss) and unaudited net profit/(loss) attributable to owners of the Lufax Group for 2024Q1 constitute a profit forecast and would need to be reported on by each of the financial adviser(s) and auditor(s) of Lufax in accordance with Rule 10.1 and Rule 10.2 of the Takeovers Code. Such reports are re-attached as Schedules I and II to this joint announcement for information.

As at December 31, 2023, the audited consolidated net asset value of Lufax was approximately RMB93,684 million.

IMPLICATIONS UNDER LISTING RULES AND U.S. SECURITIES LAWS

As the applicable percentage ratios for the Lufax Offers in aggregate are less than 5%, the Lufax Offers will not constitute notifiable transactions for Ping An Group in accordance with Chapter 14 of the Listing Rules.

Additionally, the Lufax Offers will not constitute a going-private transaction subject to Rule 13e-3 under U.S. securities laws.

LUFAX INDEPENDENT BOARD COMMITTEE

The Lufax Independent Board Committee, comprising all independent non-executive directors of Lufax, has been established, for the purpose of advising (i) the Independent Lufax Shareholders and holders of Lufax ADSs as to whether the Lufax Share Offer is fair and reasonable and as to their acceptances; (ii) the Lufax Optionholders as to whether the Lufax Option Offer is fair and reasonable and as to their acceptances; and (iii) the Lufax PSU Holders as to whether the Lufax PSU Arrangement is fair and reasonable and as to their acceptances, pursuant to Rule 2.1 of the Takeovers Code. Mr. Yonglin XIE, a non-executive director of Lufax, is also an executive director, the president and co-CEO of Ping An Group; Ms. Xin FU, a non-executive director of Lufax, is also the senior vice president of Ping An Group; and Mr. Yuqiang HUANG, a non-executive director of Lufax, is the person-in-charge of auditing of Ping An Group, and are therefore considered being not independent to be members of the Lufax Independent Board Committee and have declared their respective interest to the board of directors of Lufax accordingly.

GENERAL MATTERS RELATING TO THE OFFERS

Lufax Shareholders and Lufax Optionholders and Lufax PSU Holders who are Residents in Hong Kong

Stamp duty

The seller’s Hong Kong ad valorem stamp duty payable by the Lufax Shareholders who accept the Lufax Share Offer and calculated at a rate of 0.1% of the higher of (i) the market value of the Lufax Shares; or (ii) the consideration payable by the Joint Offerors in respect of the relevant acceptances of the Lufax Share Offer, will be deducted from the amount payable by the Joint Offerors to such person on acceptance of the Lufax Share Offer.

The Joint Offerors will arrange for payment of the seller’s ad valorem stamp duty on behalf of the relevant Lufax Shareholders accepting the Lufax Share Offer and pay the buyer’s Hong Kong ad valorem stamp duty in connection with the acceptance of the Lufax Share Offer.

No stamp duty is payable in connection with the acceptance of the Lufax Option Offer and the Lufax PSU Arrangement.

Settlement

Payment in cash in respect of acceptances of the Lufax Share Offer and/or Lufax Option Offer will be made within seven (7) business days (as defined under the Takeovers Code) following the date of receipt of duly completed and valid acceptance of the Lufax Share Offer and/or Lufax Option Offer. Payment in cash in respect of acceptances of the Lufax PSU Arrangement will be made within seven (7) business days (as defined under the Takeovers Code) following the date of receipt of duly completed and valid acceptance of the Lufax PSU Arrangement or the unlocking of the relevant Lufax PSUs, whichever is later. Based on the existing unlocking schedule under the Lufax 2019 Performance Share Unit Plan, the settlement of the cancellation price payable to holders of Locked Lufax PSUs under the Lufax PSU Arrangement will not be made within seven (7) business days following the date of receipt of duly completed and valid acceptance by Lufax PSU Holders in accordance with Rule 20.1 of the Takeovers Code. The Joint Offerors will apply to the Executive prior to the date of the Composite Document for a waiver from strict compliance with Rule 20.1 of the Takeovers Code for settlement to holders of Locked Lufax PSUs under the Lufax PSU Arrangement. Relevant documents of title must be received by or on behalf of the Joint Offerors to render each acceptance of the Lufax Offer(s) complete and valid.

No fractions of a cent will be payable and the amount of the consideration payable to a Lufax Shareholder, Lufax Optionholder or Lufax PSU Holder who accepts the Lufax Share Offer or Lufax Option Offer or Lufax PSU Arrangement (as the case may be) will be rounded up to the nearest cent.

Tax Advice

Lufax Shareholders and Lufax Optionholders and Lufax PSU Holders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting or rejecting the Lufax Offer(s). None of the Offeror Group, Lufax, Morgan Stanley and their respective ultimate beneficial owners, directors, officers, employees, agents or associates or any other person involved in the Lufax Offer(s) accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance or rejection of the Lufax Offer(s).

Lufax Shareholders and Lufax Optionholders and Lufax PSU Holders who are Residents Outside Hong Kong

The availability of the Lufax Offers to persons who are not residents in Hong Kong or who have registered addresses outside Hong Kong may be affected by the applicable laws of the relevant jurisdiction in which they reside. Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders who are citizens, residents or nationals of a jurisdiction outside Hong Kong should fully observe all applicable legal or regulatory requirements and, where necessary, seek their own legal advice. It is the responsibility of the Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders who wish to accept the Lufax Offers to satisfy themselves as to the full observance of the laws and regulations of the relevant jurisdiction in connection therewith (including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due by such accepting Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders in respect of such jurisdiction).

In the event that the receipt of the Composite Document by Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders is prohibited by any applicable laws and regulations or may only be effected upon compliance with conditions or requirements in such overseas jurisdictions that would be unduly burdensome, the Composite Document, subject to the Executive’s consent, may not be despatched to such Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders. The Executive may or may not grant its consent for not despatching the Composite Document to Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders.

Acceptance of the Lufax Offers by any Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders will be deemed to constitute a representation and warranty from such Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders to the Offeror Group and its advisers (including Morgan Stanley as financial adviser to the Joint Offerors in connection with the Lufax Offers) that the local laws and requirements have been complied with. The Overseas Lufax Shareholders and/or Overseas Lufax Optionholders and/or Overseas Lufax PSU Holders should consult their professional advisers in case of any doubt.

Notice to holders of Lufax ADSs and U.S. resident holders of Lufax Shares

The Lufax Share Offer relates to the Lufax Shares of a Cayman Islands company and is proposed to be made by means of a possible mandatory unconditional cash offer in accordance with the Takeovers Code as a result of (and subject to and upon the completion of) the election for scrip dividend by An Ke Technology and Ping An Overseas Holdings under the Lufax Scrip Dividend Scheme. The Lufax Share Offer has not commenced, and the Joint Offerors expect to commence the Lufax Share Offer on the date of the Composite Document, which is expected to be on or around July 24, 2024.

The Lufax Share Offer will be made for all Lufax Shares and Lufax ADSs (each representing two Lufax Shares) and will be structured as two separate offers in order to comply with differences in U.S. and Hong Kong law. Upon the commencement of the Lufax Offers, a tender offer statement will be filed with the U.S. Securities and Exchange Commission in connection with the Lufax Offers by the Joint Offerors for Lufax Shares, outstanding Lufax Options and Unvested Lufax PSUs held by U.S. residents and Lufax ADSs (wherever such holders of Lufax ADS are located) (the “Lufax US Offer”). Lufax ADS holders and U.S. resident holders of Lufax Shares are urged to read the tender offer statement and should follow the procedures set forth therein if they wish to accept the Lufax US Offer. As Lufax ADSs are governed by the Lufax Deposit Agreement, acceptance by any holder of Lufax ADSs of the Lufax US Offer in respect of Lufax ADSs held by such holders is subject to compliance with the terms of the Lufax Deposit Agreement, including payment or deduction of the applicable fees of the Lufax Depositary, and applicable expenses and taxes. Holders of Lufax ADSs and U.S. resident holders of Lufax Shares who wish to accept the Lufax US Offers should inform themselves about and observe any applicable requirements in their own jurisdictions. As it is contemplated that the Lufax US Offer will commence prior to the settlement of the Lufax Special Dividend for holders of Lufax ADSs, there are risks that holders of Lufax ADSs might not be able to tender Lufax ADSs that they have elected to receive in the Lufax Special Dividend prior to the closing of the Lufax US Offer.

This joint announcement constitutes preliminary communication made before the commencement of a tender offer by the Joint Offerors under U.S. securities laws and is not an offer to purchase or a solicitation of an offer to sell any securities. Nor is it a substitute for the tender offer materials that will be filed with the U.S. Securities and Exchange Commission in accordance with U.S. securities laws. Upon the commencement of such Lufax US Offer, the Joint Offerors will file a tender offer statement on Schedule TO and thereafter a solicitation/recommendation statement on Schedule 14D-9 will be filed with the U.S. Securities and Exchange Commission with respect to the Lufax US Offer, in each case in accordance with U.S. securities laws.

ANY HOLDERS OF ADSs OR U.S. RESIDENT HOLDERS OF LUFAX SHARES ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION / RECOMMENDATION STATEMENT REGARDING THE OFFERS CAREFULLY IN THEIR ENTIRETY, AS AMENDED FROM TIME TO TIME. Holders of Lufax ADSs and U.S. resident holders of Lufax Shares may obtain a free copy of these materials (when available) and other documents filed with the SEC at the SEC’s website at http://www.sec.gov or by directing such requests to the information agent or the information agent for the tender offer which will be named in the tender offer statement.

The receipt of cash pursuant to the Lufax Share Offer by Lufax Shareholders and holders of Lufax ADSs who are U.S. taxpayers may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other tax laws. Each of the Lufax Shareholders and holders of Lufax ADSs is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Lufax Share Offer.

Cautionary note regarding forward-looking statements

This joint announcement contains forward-looking statements within the meaning of the U.S. securities laws regarding future events and expectations, including with respect to the Lufax Offers and their timing. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such factors are described under “Risk Factors” and elsewhere in filings Lufax makes with the U.S. Securities and Exchange Commission from time to time. You should not place undue reliance on any forward-looking statements. The Offeror Group and Lufax expressly disclaims any obligation or undertaking to update any forward-looking statements, except as required by law.

DESPATCH OF COMPOSITE DOCUMENT

It is the intention of the Offeror Group and the board of directors of Lufax that the offer document from the Offeror Group and the offeree board circular from Lufax be combined into a Composite Document.

Pursuant to Rule 8.2 of the Takeovers Code, the Composite Document (accompanied by the form of acceptance and transfer), containing, among other things, (i) details of the Lufax Offers (including the expected timetable and terms of the Lufax Offers); (ii) a letter of recommendation from the Lufax Independent Board Committee to the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders in relation to the Lufax Offers; and (iii) a letter of advice from the independent financial adviser of Lufax to the Lufax Independent Board Committee, the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders in relation to the Lufax Offers, shall be despatched to the Lufax Shareholders, the Lufax Optionholders and the Lufax PSU Holders within 21 days of the date of this joint announcement or such later date as may be permitted by the Takeovers Code and agreed by the Executive.

As the making of the Lufax Offers is conditional on the pre-conditions being satisfied, an application may be made by the Offeror Group to seek for the Executive’s consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the Composite Document to a date falling within seven (7) days of the fulfilment of the pre-conditions or such other date as the Executive may approve. Further announcement will be made by the Offeror Group and Lufax in this regard as and when appropriate.

Lufax Shareholders, holders of Lufax ADSs, Lufax PSU Holders, Lufax Optionholders and potential investors of Lufax are encouraged to read the Composite Document carefully, including the letter from the Lufax Independent Board Committee and the letter from the independent financial adviser of Lufax, and consider their recommendations and advice in connection with the Lufax Offers.

WARNINGS

The directors of Lufax make no recommendation as to the fairness or reasonableness of the Lufax Offers or as to the acceptance of the Lufax Offers in this joint announcement, and strongly recommend the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders not to form a view on the Lufax Offers unless and until they have received and read the Composite Document, including the recommendation of the Lufax Independent Board Committee and the advice from the independent financial adviser of Lufax to the Lufax Independent Board Committee.

Lufax Shareholders, holders of Lufax ADSs, Lufax Optionholders Lufax PSU Holders and potential investors of Lufax should exercise caution when dealing in the securities of Lufax and if they are in any doubt about their position, they should consult their professional adviser(s).

DEFINITIONS

In this joint announcement, unless the context otherwise requires, the following terms shall have the following meanings.

“acting in concert”	has the meaning ascribed to it under the Takeovers Code

“An Ke Technology”	An Ke Technology Company Limited (安科技術有限公司), a limited liability company incorporated in Hong Kong, directly wholly-owned by Ping An Financial Technology and is one of the Lufax Controlling Shareholders

“associate(s)”	has the meaning ascribed to it under the Takeovers Code

“Closing Date”	the date to be stated in the Composite Document as the closing date of the Lufax Offers or any subsequent closing

“Composite Document”	the composite offer and response document to be jointly issued by Ping An Group and the Joint Offerors and Lufax in accordance with the Takeovers Code containing, among other things, details of the Lufax Offers, the recommendation from the Lufax Independent Board Committee to the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders and the advice from the independent financial adviser of Lufax to the Lufax Independent Board Committee, the Independent Lufax Shareholders, the holders of Lufax ADSs, the Lufax Optionholders and the Lufax PSU Holders in respect of the Lufax Offers

“Consolidated Affiliated Entity(ies)”	the variable interest entities and their subsidiaries, the financial results of which have been consolidated and accounted for as subsidiaries of Lufax by virtue of the contractual arrangements entered into by the Lufax Group

“Encumbrances”	any claim, mortgage, charge, pledge, lien, restriction, assignment, power of sale, hypothecation, security interest, title retention, trust arrangement, subordination arrangement, contractual right of set off or any other agreement or arrangement the effect of which is the creation of security, or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption), or any agreement, arrangement or obligation to create any of the same

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

“Independent Lufax Shareholders”	Lufax Shareholders other than the Offeror Group

“Initial Announcement”	Lufax’s announcement dated March 21, 2024 in relation to the proposed declaration of the Lufax Special Dividend and possible mandatory general offer made pursuant to Rule 3.7 of the Takeovers Code

“Joint Offerors”	An Ke Technology and Ping An Overseas Holdings

“Listing Committee”	the listing committee appointed by the Stock Exchange for considering applications for listing and approving the listing of and dealing with securities on the Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Locked Lufax PSUs”	Lufax PSUs, which have not yet been unlocked in accordance with the terms and conditions of the Lufax 2019 Performance Share Unit Plan and their respective schedule and conditions of grant

“Lufax”	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)

“Lufax 2014 Share Incentive Plan”	the Phase I share incentive plan of Lufax, adopted in December 2014 and as most recently amended and restated on April 12, 2023

“Lufax 2019 Performance Share Unit Plan”	the 2019 performance share unit plan of Lufax, adopted in September 2019 and as most recently amended and restated on April 12, 2023

“Lufax ADS(s)”	American Depositary Lufax Shares, with each Lufax ADS representing two Lufax Shares

“Lufax Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Ping An Group, An Ke Technology, Ping An Overseas Holdings and Ping An Financial Technology

“Lufax Deposit Agreement”	deposit agreement dated as of November 3, 2020 by and among Lufax, the Depositary, and the holders and beneficial owners of Lufax ADSs issued thereunder, as amended

“Lufax Depositary”	Citibank, N.A., depositary bank for the ADS program of Lufax

“Lufax Group”	Lufax, its subsidiaries and the Consolidated Affiliated Entities

“Lufax Independent Board Committee”	an independent committee of the board of directors of Lufax, comprising all independent non-executive directors of Lufax established for the purpose of advising (i) the Independent Lufax Shareholders and holders of Lufax ADSs as to whether the Lufax Share Offer is fair and reasonable and as to their acceptances; (ii) the Lufax Optionholders as to whether the Lufax Option Offer is fair and reasonable and as to their acceptances; and (iii) the Lufax PSU Holders as to whether the Lufax PSU Arrangement is fair and reasonable and as to their acceptances

“Lufax Offers”	the Lufax Share Offer, the Lufax Option Offer and the Lufax PSU Arrangement

“Lufax Offer Share(s)”	all issued Lufax Share(s) and Lufax Share(s) to be issued under the Lufax Scrip Dividend Scheme, the Lufax 2014 Share Incentive Plan and the Lufax 2019 Performance Share Unit Plan (other than those already owned by and to be issued under the Lufax Scrip Dividend Scheme to the Offeror Group)

“Lufax Option(s)”	options granted under the Lufax 2014 Share Incentive Plan adopted by Lufax in December 2014

“Lufax Option Offer”	the possible mandatory unconditional general cash offer to be made by Morgan Stanley for and on behalf of the Joint Offerors to cancel all outstanding Lufax Options in accordance with the Takeovers Code

“Lufax Optionholder(s)”	holder(s) of Lufax Options

“Lufax PSU Arrangement”	the arrangement offered by Joint Offerors to each Lufax PSU Holders to cancel the Lufax PSUs and as further detailed in the section headed “Lufax PSU Arrangement” in this joint announcement

“Lufax PSU Holders”	holder(s) of Unvested Lufax PSUs

“Lufax PSUs”	performance share units granted under the Lufax 2019 Performance Share Unit Plan

“Lufax Scrip Dividend Circular”	Lufax’s circular dated June 12, 2024 in relation to the Lufax Scrip Dividend Scheme

“Lufax Scrip Dividend Scheme”	the scrip dividend scheme proposed by the board of directors of Lufax which offers Lufax Shareholders and holders of ADSs a scrip dividend alternative, further details of which were set out in the Lufax Scrip Dividend Circular

“Lufax Share Offer”	the possible mandatory unconditional general cash offer to be made by Morgan Stanley for and on behalf of the Joint Offerors to acquire all Lufax Offer Shares and Lufax ADSs in accordance with the Takeovers Code

“Lufax Share(s)”	the ordinary shares of Lufax with a par value US$0.00001 per share

“Lufax Shareholder(s)”	holder(s) of Lufax Shares

“Lufax Special Dividend”	the declaration and distribution of the special dividend by Lufax out of the share premium account under the reserves of Lufax in the amount of US$1.21 per Lufax Share or US$2.42 per ADS

“Morgan Stanley”	Morgan Stanley Asia Limited, a company incorporated in Hong Kong with limited liability and licensed under the SFO to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities, and the financial adviser to the Joint Offerors in connection with the Lufax Offers

“NDRC”	the National Development and Reform Commission

“NYSE”	the New York Stock Exchange

“Offeror Group”	Ping An Group, An Ke Technology and Ping An Overseas Holdings

“Overseas Lufax Optionholders”	Lufax Optionholders whose addresses as shown on the register of Optionholders of Lufax are outside Hong Kong

“Overseas Lufax PSU Holders”	Lufax PSU Holders whose addresses as shown on the register of PSUs of Lufax are outside Hong Kong

“Overseas Lufax Shareholders”	Lufax Shareholders whose addresses as shown on the register of members of Lufax are outside Hong Kong

“Ping An Convertible Promissory Notes”	the convertible promissory notes issued by Lufax to Ping An Overseas Holdings in October 2015 in the initial aggregate principal amount of US$1,953.8 million, part of which was subsequently transferred to An Ke Technology, and the maturity date of the current outstanding principal amount will be October 2026, with the outstanding principal amounts as at the date of this joint announcement of the Ping An Convertible Promissory Notes amounted to US$976.9 million, comprising US$507.988 million for the convertible promissory note issued to Ping An Overseas Holdings and US$468.912 million for the convertible promissory note issued to An Ke Technology

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co. Ltd. (深圳平安金融科技諮詢有限公司), a limited liability company established under the laws of the PRC, wholly-owned by Ping An Group, and is one of the Lufax Controlling Shareholders

“Ping An Group”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter)), and is one of the Lufax Controlling Shareholders

“Ping An Overseas Holdings”	China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外（控股）有限公司), a company with limited liability incorporated in Hong Kong, directly wholly-owned by Ping An Group and is one of the Lufax Controlling Shareholders

“PRC”	the People’s Republic of China, and for the purposes of this joint announcement, excluding Hong Kong, the Macao Special Administrative Region of the PRC and the region of Taiwan

“SBO”	small business owners, including owners of legal entities, individuals who conduct their businesses as sole proprietors, management-level individuals of SMBs, and self-employed individuals with proof of business operations

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	Code on Takeovers and Mergers

“trading day”	a day on which the Stock Exchange is open for the business of dealings in securities

“U.S.” or “United States”	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

“Unlocked Lufax PSUs”	Lufax PSUs, which have been unlocked in accordance with the terms and conditions of the Lufax 2019 Performance Share Unit Plan and their respective schedule and conditions of grant, but not yet been vested

“Unvested Lufax PSUs”	Lufax PSUs, including both Unlocked Lufax PSUs and Locked Lufax PSUs, which are outstanding as of the date of this joint announcement

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

For the purpose of this joint announcement, the conversion of HK$ into RMB and US$ into RMB is based on the exchange rate of HK$1 = RMB0.91267 and US$1 = RMB7.1291, respectively, as announced by the People’s Bank of China on the last business date before this joint announcement; and the conversion of US$ into HK$ is based on the exchange rate of US$1 = HK$7.8113 for illustration purpose.

By order of the board of directors of Ping An Insurance (Group) Company of China, Ltd. Sheng Ruisheng Company Secretary	By order of the board of directors of Lufax Holding Ltd Yong Suk CHO Chairman of the Board and Chief Executive Officer
By order of the board of directors of An Ke Technology Company Limited Wang Shiyong Director
By order of the board of directors of China Ping An Insurance Overseas (Holdings) Limited Tung Hoi Director

Shenzhen, the PRC, July 3, 2024

As at the date of this joint announcement, the executive directors of Ping An Group are Ma Mingzhe, Xie Yonglin and Cai Fangfang; the non-executive directors of Ping An Group are Soopakij Chearavanont, Yang Xiaoping, He Jianfeng and Cai Xun; the independent non-executive directors of Ping An Group are Ng Sing Yip, Chu Yiyun, Liu Hong, Ng Kong Ping Albert, Jin Li and Wang Guangqian.

The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Lufax, An Ke Technology and Ping An Overseas Holdings) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of An Ke Technology are Wang Shiyong, Huang Philip and Cheung Siu Man.

The directors of An Ke Technology jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and Ping An Overseas Holdings) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Lufax, Ping An Group and Ping An Overseas Holdings ) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the directors of Ping An Overseas Holdings are Cheng Jianxin, Deng Benjamin Bin, Tung Hoi and Zhang Zhichun.

The directors of Ping An Overseas Holdings jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Lufax Group, Ping An Group and An Ke Technology) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Lufax, Ping An Group and An Ke Technology) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of Lufax comprises Mr. Yong Suk CHO and Mr. Gregory Dean GIBB as the executive directors of Lufax, Mr. Yonglin XIE, Ms. Xin FU and Mr. Yuqiang HUANG as the non-executive directors of Lufax and, Mr. Rusheng YANG, Mr. Weidong LI, Mr. Xudong ZHANG and Mr. David Xianglin LI as the independent non-executive directors of Lufax.

The directors of Lufax jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror Group) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement the omission of which would make any statement in this joint announcement misleading.

SCHEDULE I

Letter on the Estimate issued by PricewaterhouseCoopers

The following is the text of a letter received by Lufax from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

The Board of Directors

Lufax Holding Ltd

23 April 2024

Dear Sirs,

Lufax Holding Ltd (the “Company”)

Estimate for Period Ended 31 March 2024

We refer to the estimate of the consolidated loss attributable to owners of the Company for the period ended 31 March 2024 (the “Estimate”) set forth in the announcement of the Company dated 23 April 2024 (the “Announcement”). The Company and its subsidiaries and consolidated affiliated entities collectively referred to as the “Group”.

We have been advised by the directors of the Company that the Estimate was prepared based on the unaudited condensed consolidated management accounts of the Group for the three months ended 31 March 2024, which had been prepared on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2023 which conform with IFRS Accounting Standards issued by the International Accounting Standards Board (the “IASB”).

The Estimate is prepared by the directors of the Company and constitutes a profit forecast under Rule 10 of the Code on Takeovers and Mergers issued by The Securities and Futures Commission.

Directors’ Responsibilities

The Estimate has been prepared by the directors of the Company based on the unaudited condensed consolidated results as shown on the unaudited condensed consolidated management accounts of the Group for the three months ended 31 March 2024.

The Company’s directors are solely responsible for the Estimate.

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong SAR, China

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

Our firm applies Hong Kong Standard on Quality Management (“HKSQM”) 1 , Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, issued by the HKICPA, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Reporting Accountant’s Responsibilities

Our responsibility is to express an opinion on the accounting policies and calculations of the Estimate based on our procedures.

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 500, Reporting on Profit Forecasts, Statements of Sufficiency of Working Capital and Statements of Indebtedness and with reference to Hong Kong Standard on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. Those standards require that we plan and perform our work to obtain reasonable assurance as to whether, so far as the accounting policies and calculations are concerned, the Company’s directors have properly compiled the Estimate in accordance with the bases adopted by the directors and as to whether the Estimate is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

Opinion

In our opinion, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the directors as set out in the Announcement and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2023.

Yours faithfully,

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong

SCHEDULE II

Comfort Letter issued by UBS AG Hong Kong Branch

UBS AG Hong Kong Branch 2 International Finance Centre 52/F, 8 Finance Street Central, Hong Kong Tel. +852-2971-8888 www.ubs.com

23 April 2024

The Board of Directors

Lufax Holding Ltd

5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong

Dear Sirs,

We refer to the Group (as defined below)’s unaudited net loss and unaudited net loss attributable to owners of Lufax Holding Ltd. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) for the three months ended 31 March 2024 (the “Estimate”) set forth in the announcement of the Company dated 23 April 2024 (the “Announcement”) in relation to the Unaudited Financial Results for the Quarter Ended March 31, 2024. The Estimate is regarded as a profit forecast under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”) and therefore, is required to be reported on pursuant to Rule 10 of the Takeovers Code.

The Estimate has been prepared by the directors of the Company (the “Directors”) based on the unaudited consolidated results of the Group for the three months ended 31 March 2024 as shown in the management accounts of the Group for the three months ended 31 March 2024, which has not been confirmed, audited or reviewed by the auditors of the Company and may differ from figures to be disclosed in the audited or unaudited consolidated financial statements to be published by the Company on an annual or semi-annual basis as applicable.

This letter is issued in compliance with the requirement under Note 1(c) to Rules 10.1 and 10.2 of the Takeovers Code. We have reviewed and discussed with you, the senior management and the auditor of the Company, the bases upon which the Estimate was prepared. We have also considered the letter on the Estimate for Period Ended 31 March 2024 dated 23 April 2024 issued by PricewaterhouseCoopers, the auditor of the Company, to you, the text of which is set out in the Schedule II to the Announcement, which stated that, so far as the accounting policies and calculations are concerned, the Estimate has been properly compiled in accordance with the bases adopted by the Directors as set out in the Announcement and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in the audited consolidated financial statements of the Group for the year ended 31 December 2023.

UBS AG is incorporated in Switzerland with limited liability.

We have not independently verified the computations leading to the Estimate. We have assumed that all information, materials and representations provided to us by the Company were true, accurate, complete and not misleading at the time they were supplied or made, and remained so up to the date of the Announcement and that no material fact or information has been omitted from the information and materials supplied. No representation or warranty, whether express or implied, is made by us on the accuracy, truth or completeness of such information, materials or representations. Accordingly, we accept no responsibility, whether expressly or implicitly, on the Estimate as set out in the Announcement.

On the basis of the foregoing and on the basis that the Directors are satisfied that there are no further matters that should be brought to our attention, in our view, the Estimate, for which you as the Directors are solely responsible, have been made and approved by the Directors with due care and consideration.

Yours faithfully,

For and on behalf of

UBS AG Hong Kong Branch

Samson LO	Jun LUO
Managing Director	Managing Director